EXHIBIT 99.7

Hypothetical Example: Tax Penalties and Withholdings of 409A Non-Compliance

Assumptions

Exercise Price:	$7.65	Vesting Schedule:	4 Years
Fair Market Value - Grant Date:	$17.90	Income Tax Rate:	35%
Number of Options:	10,000	Additional Tax Rate:	20%
Date of Grant:	8/20/2003	Interest Rate:	3%

Tax Calculation Detail

Vesting Date	Annual Vested Shares	Cumulative Vested Shares	Exercised Shares	409A Impacted Shares	FMV[1]	Realized Gain	Income Tax Due	409A Triggered Tax Events
								Estimated Income Tax Payment	Additional Tax Payment
8/20/2003	—	—	—	—	$17.90	—	—	—	—
8/20/2004	2,500	2,500	—	—	$12.00	—	—	—	—
8/20/2005	2,500	5,000	—	2,500	$30.00	—	—	$19,556	$11,175
8/20/2006	2,500	7,500	—	5,000	$70.00	—	—	$89,556	$51,175
8/20/2007	2,500	10,000	—	7,500	$55.00	—	—	$41,431	$23,675
8/20/2008	—	10,000	10,000	—	$33.00	$253,500	$88,725	—	—

Total						$253,500	$88,725	$150,543	$86,025

Tax Calculation Summary

Total Estimated Tax Payments:		$150,143	Total Additional Tax:		$86,025
Less Income Tax Paid (At Exercise):	- $	88,725	Total Income Tax:	+$	88,725

Potential Income Tax Overpayment[2]:		$61,818	Total Taxes Owed:		$174,750

Total Gain/Loss Summary

Gain on Sale:		$253,500
Total Taxes Owed:	- $	174,750

Net Proceeds:		$78,750

Hypothetical Example: Tax Penalties and Withholdings of 409A Non-Compliance

Based on the scenario above employees who do not exercise their discounted stock options in accordance with Section 409A would potentially double the total taxes owed for their exercise and sale. Additionally, it is important to note that both the estimated income tax and the additional tax are considered due at vesting, which could require a cash payment from the option holder prior to any gain actually being realized. Although the Estimated Income Tax prepayment is in theory “trued up” at the time of sale, which could result in a refund of any overpayment, no such provision exists for the additional tax. As a result, should the FMV at exercise be lower than the FMV at the time of vesting or should the option vest and expire unexercised, the additional tax remains payable in the amounts calculated when the options vested and would not be reduced or refunded to the employee. Finally, should an employee opt to not pay the estimated income and additional taxes at the time the stock options vest it is possible that additional IRS mandated interest and penalties may be assessed.

The information set forth in this example is hypothetical and is intended only to illustrate the potential impact of Section 409A non-compliance. Since final guidance regarding the timing of 409A related taxes has not been issued, the actual impact could vary significantly from what is indicated.

At the time the tender offer has commenced, NVIDIA will provide option holders who are eligible to participate in the tender offer with written materials explaining the precise terms and timing of the tender offer. Persons who are eligible to participate in the tender offer should read these written materials carefully when they become available because they will contain important information about the tender offer. NVIDIA will also file these written materials with the U.S. Securities and Exchange Commission as part of a tender offer statement upon the commencement of the tender offer. NVIDIA stockholders and option holders will be able to obtain these written materials and other documents filed by NVIDIA with the U.S. Securities and Exchange Commission free of charge from the U.S. Securities and Exchange Commission’s website at www.sec.gov. In addition, stockholders and option holders may request a free copy of the tender offer statement and other documents related to the tender offer from NVIDIA following such time that such documents become available.

[1]	FMV = Estimated market value at vesting date.

[2]	Tax Overpayment is an estimate only and could be different based on your actual annual tax rate over the period.